Mail Stop 4561

April 14, 2010

Christopher W. Wolf
Chief Financial Officer
Acxiom Corporation
P.O. Box 8180
601 E. Third Street
Little Rock, AR 72201

> **Re: Acxiom Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed May 29, 2009**
> **File No. 000-13163**

Dear Mr. Wolf:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief